Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TotalEnergies”) as of June 30, 2021, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2021
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	6,655
Current financial debt	10,328
Current portion of financial instruments for interest rate swaps liabilities	288
Other current financial instruments — liabilities	34
Financial liabilities directly associated with assets held for sale	—
Total current financial debt	17,305
Non-current financial debt	52,331
Non-controlling interests	2,480
Shareholders’ equity
Common shares	8,224
Paid-in surplus and retained earnings	110,967
Currency translation adjustment	(11,087)
Treasury shares	(8)
Total shareholders’ equity — TotalEnergies share	108,096
Total capitalization and non-current indebtedness	162,907

As of June 30, 2021, TotalEnergies SE had an authorized share capital of 3,686,636,841 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,640,429,329 ordinary shares (including 174,425 treasury shares from shareholders’ equity).

As of June 30, 2021, approximately $7,721 million of TotalEnergies’ non-current financial debt was secured and $44,610 million was unsecured, and all of TotalEnergies’ current financial debt of $10,328 million was unsecured. As of June 30, 2021, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 31, 2021.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since June 30, 2021.